UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January, 2020

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Jerusalem, Israel – January 16, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a Phase 3 clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, announced the nomination of Mr. Adi Raviv to serve as an independent director on the Board of Directors and the resignation of Ms. Michal Marom Brikman from the Board of Directors to pursue other endeavors.

Mr. Raviv is a senior financial executive with a career spanning over 30 years. Since April 2016, Mr. Raviv has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives – New Era Lending from May 2015 to March 2016, and Kapitus (formerly, Strategic Funding Source) from 2009 to 2014. Mr. Raviv has extensive capital markets, cash management, corporate finance, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. Mr. Raviv has served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

If elected at the upcoming general meeting of shareholders scheduled for February 11, 2020 or otherwise appointed to the Board of Directors Mr. Raviv would replace Ms. Brikman on the Board of Directors. Ms. Brikman’s resignation from the Board is effective upon the election of her replacement or such later date that a director who qualifies as an audit committee financial expert is appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: January 16, 2020	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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